Exhibit 99.2

2024

Quarter Ended
September 30, 2024

WHLR REAL ESTATE INVESTMENT TRUST

SUPPLEMENTAL FINANCIAL INFORMATION

FOOD LION
LOOMIS
WHLR
REAL ESTATE INVESTMENT TRUST
Litchfield Market Village
Pawleys Island, SC

piggly wiggly
WHLR
REAL ESTATE INVESTMENT TRUST
Ridgeland Center
Ridgeland, SC

Food Depot
WHLR
REAL ESTATE INVESTMENT TRUST
Lagrange Marketplace
Lagrange, GA

ACME
cdr
CEDAR REALTY TRUST
Pine Grove
Browns Mills, NJ

Cautionary Note on Forward-Looking Statements

This document contains forward-looking statements that are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor. When used in this presentation, the words "continue," "may," "approximately," "potentially," or similar expressions, are intended to identify forward-looking statements. These forward-looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks include, without limitation: the use of and demand for retail space; general and economic business conditions, including those affecting the ability of individuals to spend in retail shopping centers and/or the rate and other terms on which we are able to lease our properties; the loss or bankruptcy of the Company's tenants; economic and real estate conditions in the Mid-Atlantic, Southeast and Northeast where our properties are geographically concentrated; consumer spending and confidence trends; availability, terms and deployment of capital; substantial dilution of our common stock, par value $0.01 ("Common Stock") and steep decline in its market value resulting from the exercise by the holders of our Series D Cumulative Convertible Preferred Stock (the "Series D Preferred Stock") of their redemption rights and downward adjustment of the conversion price on our outstanding 7.00% Subordinated Convertible Notes due 2031 (the "Convertible Notes"), each of which has already occurred and is anticipated to continue; given the volatility in the trading of our Common Stock, whether we have registered a sufficient number of shares of our Common Stock to cover all Series D Preferred Stock redemptions tendered to us by the holders thereof; the degree and nature of our competition; changes in governmental regulations, accounting rules, tax rates and similar matters; the ability and willingness of the Company’s tenants and other third parties to satisfy their obligations under their respective contractual arrangements with the Company; the ability and willingness of the Company’s tenants to renew their leases with the Company upon expiration; the Company’s ability to re-lease its properties on the same or better terms in the event of non-renewal or in the event the Company exercises its right to replace an existing tenant, and obligations the Company may incur in connection with the replacement of an existing tenant; litigation risks generally; the risk that shareholder litigation filed by the Company's former CEO, Daniel Khoshaba, may result in significant costs of defense, indemnification and liability, and divert management's attention away from running the Company; financing risks, such as the Company’s inability to obtain new financing or refinancing on favorable terms as the result of market volatility or instability and increases in the Company’s borrowing costs as a result of changes in interest rates and other

WHLR | Financial & Operating Data	2

factors; the impact of the Company’s leverage on operating performance; our ability to successfully execute strategic or necessary asset acquisitions and divestitures; risks related to the market for retail space generally, including reductions in consumer spending, variability in retailer demand for leased space, adverse impact of e-commerce, ongoing consolidation in the retail sector and changes in economic conditions and consumer confidence; risks endemic to real estate and the real estate industry generally; the adverse effect of any future pandemic, endemic or outbreak of infectious diseases, and mitigation efforts, including government-imposed lockdowns, to control their spread; risks to our information systems - or those of our tenants or vendors - from service interruption, misappropriation of data, breaches of security or information technology, or other cyber-related attacks; competitive risks; risks related to the geographic concentration of the Company’s properties in the Mid-Atlantic, Southeast and Northeast; the Company’s ability to regain compliance with the listing standards of the Nasdaq Capital Market ("Nasdaq") and maintain its listing thereon; the effects on the trading market of our Common Stock of the one-for-10 reverse stock split effected on August 17, 2023 (the "August 2023 Reverse Stock Split"), the one-for-24 reverse stock split effected on May 16, 2024 (the "May 2024 Reverse Stock Split"), the one-for-five reverse stock split effected on June 27, 2024 (the "June 2024 Reverse Stock Split", the one-for-three reverse stock split effected on September 19, 2024 (the "September 2024 Reverse Stock Split" and collectively with the May 2024 Reverse Stock Split and June 2024 Reverse Stock Split, the “2024 Reverse Stock Splits”) and any reverse stock splits the Company may effect in the future; damage to the Company’s properties from catastrophic weather and other natural events, and the physical effects of climate change; the risk that an uninsured loss on the Company’s properties or a loss that exceeds the limits of the Company’s insurance policies could subject the Company to lost capital or revenue on those properties; the risk that continued increases in the cost of necessary insurance could negatively impact the Company's profitability; the Company’s ability and willingness to maintain its qualification as a real estate investment trust ("REIT") in light of economic, market, legal, tax and other considerations; the ability of our operating partnership, Wheeler REIT, L.P. (the "operating Partnership"), and each of our other partnerships and limited liability companies to be classified as partnerships or disregarded entities for federal income tax purposes; the impact of e-commerce on our tenants’ business; and the inability to generate sufficient cash flows due to market conditions, competition, uninsured losses, changes in tax or other applicable laws.

The forward-looking statements contained in this document are based on our current expectations and beliefs concerning future developments and their potential effects on the Company. For a description of the risks and uncertainties that could impact the Company's future results, performance or transactions, see the reports filed by the Company with the SEC, including its quarterly reports on Form 10-Q and annual reports on Form 10-K. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Except for ongoing obligations to disclose material information as required by the federal securities laws, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. All of the above factors are difficult to predict, contain uncertainties that may materially affect the Company’s actual results and may be beyond the Company’s control. New factors emerge from time to time, and it is not possible for the Company’s management to predict all such factors or to assess the effects of each factor on the Company’s business. Accordingly, there can be no assurance that the Company’s current expectations will be realized.

WHLR | Financial & Operating Data	3

Glossary of Terms

Term	Definition

Adjusted FFO ("AFFO")
We believe the computation of funds from operations ("FFO") in accordance with the National Association of Real Estate Investment Trusts' ("Nareit") definition includes certain items that are not indicative of the results provided by our operating portfolio and affect the comparability of our period-over-period performance. These items include, but are not limited to, legal settlements, non-cash share-based compensation expense, non-cash amortization on loans and acquisition costs. Therefore, in addition to FFO, management uses Adjusted FFO ("AFFO"), a non-GAAP measure, for REITs, which we define to exclude such items. Management believes that these adjustments are appropriate in determining AFFO as they are not indicative of the operating performance of our assets. In addition, we believe that AFFO is a useful supplemental measure for the investing community to use in comparing us to other REITs as many REITs provide some form of adjusted or modified FFO. However, there can be no assurance that AFFO presented by us is comparable to the adjusted or modified FFO of other REITs.

Anchor	Lease occupying 20,000 square feet or more.

Annualized Base Rent ("ABR")	Monthly base rent on occupied space as of the end of the current reporting period multiplied by twelve months, excluding the impact of tenant concessions and rent abatements.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
A widely-recognized non-GAAP financial measure that the Company believes, when considered with financial statements prepared in accordance with GAAP, is useful to investors and lenders in understanding financial performance and providing a relevant basis for comparison against other companies, including other REITs. While EBITDA should not be considered as a substitute for net income attributable to the Company’s common stockholders, net operating income, cash flow from operating activities, or other income or cash flow data prepared in accordance with GAAP, the Company believes that EBITDA may provide additional information with respect to the Company’s performance or ability to meet its future debt service requirements, capital expenditures and working capital requirements. The Company computes EBITDA by excluding interest expense, net loss attributable to noncontrolling interests, depreciation and amortization, and impairment of long-lived assets and notes receivable from income from continuing operations. The Company also presents Adjusted EBITDA, which excludes items affecting the comparability of the periods presented, including but not limited to, costs associated with acquisitions and capital related activities.

Funds from Operations ("FFO")
We use FFO, a non-GAAP measure, as an alternative measure of our operating performance, specifically as it relates to results of operations and liquidity. We compute FFO in accordance with standards established by the Board of Governors of Nareit in its March 1995 White Paper (as amended in November 1999, April 2002 and December 2018). As defined by Nareit, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate-related depreciation and amortization (excluding amortization of loan origination costs), plus impairment of real estate related long-lived assets and after adjustments for unconsolidated partnerships and joint ventures. Most industry analysts and equity REITs, including us, consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, FFO is a helpful tool that can assist in the comparison of the operating performance of a company’s real estate between periods, or as compared to different companies. Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations associated with using GAAP net income alone as the primary measure of our operating performance. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, while historically real estate values have risen or fallen with market conditions. Accordingly, we believe FFO provides a valuable alternative measurement tool to GAAP when presenting our operating results.

Gross Leasable Area ("GLA")	The total amount of leasable space in an investment property.

WHLR | Financial & Operating Data	4

Term	Definition

Ground Lease	A lease in which the tenant owns the building but not the land it is built on.

Leased Rate / % Leased	The space committed to lessee under a signed lease agreement as a percentage of gross leasable area executed through September 30, 2024.

Local Tenant	Tenant with presence in one state with 10 or less locations.

National / Regional Tenant	Tenant with presence in multiple states or single state presence with more than 10 locations.

Occupancy Rate / % Occupied	The space delivered to a tenant under a signed lease agreement as a percentage of gross leasable area through September 30, 2024.

Rent Spread:

New Rent Spread	Weighted average change over the gross value of the new lease, annualized per square foot, compared to the annualized base rent per square foot of the prior tenant.

Renewal Rent Spread	Weighted average change over the gross value of the renewed lease, annualized per square foot, compared to the annualized base rent per square foot of the prior rate.

Same-Property	Properties owned during all periods presented herein.

Same-Property Net Operating Income ("Same-Property NOI")
Same-Property net operating income ("Same-Property NOI") is a widely-used non-GAAP financial measure for REITs. The Company believes that Same-Property NOI is a useful measure of the Company's property operating performance. The Company defines Same-Property NOI as property revenues (rental and other revenues) less property and related expenses (property operation and maintenance and real estate taxes). Because Same-Property NOI excludes general and administrative expenses, depreciation and amortization, interest expense, interest income, provision for income taxes, gain or loss on sale or capital expenditures and leasing costs and impairment charges, it provides a performance measure, that when compared year over year, reflects the revenues and expenses directly associated with owning and operating commercial real estate properties and the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not immediately apparent from net income. The Company uses Same-Property NOI to evaluate its operating performance since Same-Property NOI allows the Company to evaluate the impact of factors, such as occupancy levels, lease structure, lease rates and tenant base, have on the Company's results, margins and returns. Properties are included in Same-Property NOI if they are owned and operated for the entirety of both periods being compared. Consistent with the capital treatment of such costs under GAAP, tenant improvements, leasing commissions and other direct leasing costs are excluded from Same-Property NOI.

The most directly comparable GAAP financial measure is consolidated operating income. Same-Property NOI should not be considered as an alternative to consolidated operating income prepared in accordance with GAAP or as a measure of liquidity. Further, Same-Property NOI is a measure for which there is no standard industry definition and, as such, it is not consistently defined or reported on among the Company's peers, and thus may not provide an adequate basis for comparison among REITs.

SOFR	Secured Overnight Financing Rate

Undeveloped Property	Vacant land without GLA.

WHLR | Financial & Operating Data	5

Company Overview
Headquartered in Virginia Beach, Virginia, Wheeler Real Estate Investment Trust, Inc. (Nasdaq: WHLR) is a fully-integrated, self-managed commercial real estate investment company focused on owning, leasing and operating income-producing retail properties with a primary focus on grocery-anchored centers. WHLR’s portfolio contains well-located, potentially dominant retail properties in secondary and tertiary markets that generate attractive, risk-adjusted returns. WHLR’s common stock, Series B convertible preferred stock ("Series B Preferred Stock"), Series D cumulative convertible preferred stock ("Series D Preferred Stock"), and 7% Subordinated Convertible Notes due 2031 ("Convertible Notes") trade publicly on Nasdaq under the symbols "WHLR", "WHLRP", "WHLRD", and "WHLRL", respectively.
Cedar Realty Trust, Inc. ("CDR" or "Cedar") is a subsidiary of WHLR. CDR's 7-1/4% Series B cumulative redeemable preferred stock ("Cedar Series B Preferred Stock") and 6-1/2% Series C cumulative redeemable preferred stock ("Cedar Series C Preferred Stock") trade publicly on the New York Stock Exchange ("NYSE") under the symbols "CDRpB" and "CDRpC", respectively and represent a noncontrolling interest to WHLR.
Accordingly, the use of the word "Company" refers to WHLR and its consolidated subsidiaries, which includes Cedar, except where the context otherwise requires.

Corporate Headquarters
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Boulevard Virginia Beach, VA 23452
Phone: (757) 627-9088 Toll Free: (866) 203-4864
Website: www.whlr.us

Executive Management
M. Andrew Franklin - CEO and President
Crystal Plum - CFO

Board of Directors	Board of Directors
Stefani D. Carter (Chair)	Kerry G. Campbell (Chair)
E.J. Borrack	E.J. Borrack
Robert Brady	M. Andrew Franklin
Kerry D. Campbell	Crystal Plum
Rebecca Musser	Paula Poskon
Megan Parisi
Dennis Pollack
Joseph D. Stilwell

Stock Transfer Agent and Registrar
Computershare Trust Company, N.A. 150 Royall Street, Suite 101 Canton, MA 02021 www.computershare.com

Investor Relations Representative
investorrelations@whlr.us Office: (757) 627-9088

WHLR | Financial & Operating Data	6

Financial and Portfolio Overview
All per share amounts, OP units and shares outstanding, warrants, and conversion features of the Convertible Notes for all periods presented reflect the August 2023 Reverse Stock Split, the May 2024 Reverse Stock Split, June 2024 Reverse Stock Split and the September 2024 Reverse Stock Split.
For the Three Months Ended September 30, 2024 (consolidated amounts unless otherwise noted)

Financial Results
Net loss attributable to Wheeler REIT common stockholders (in 000s)	$(35,675)
Net loss per basic and diluted shares	$(91.99)
FFO available to common stockholders and Operating Partnership (OP) unitholders (in 000s)	$(35,286)
FFO per common share and OP unit	$(90.98)
AFFO (in 000s)	$679
AFFO per common share and OP unit	$1.75

Assets and Leverage
Investment Properties, net of $107.5 million accumulated depreciation (in 000s)	$534,350
Cash and Cash Equivalents (in 000s)	$37,070
Total Assets (in 000s)	$673,203
Total Debt (in 000s)	$500,331
Debt to Total Assets	74.32%
Debt to Gross Asset Value	65.44%

Market Capitalization
Common shares outstanding	652,768
OP units outstanding	13
Total common shares and OP units	652,781

Ticker	Shares Outstanding at September 30, 2024	Third Quarter stock price range	Stock Price at September 30, 2024
WHLR	652,768	$2.90-$62.97	$8.09
WHLRP	3,379,142	$1.78-$3.61	$2.39
WHLRD	2,467,625	$17.75-$21.36	$21.25
CDRpB	1,449,609	$12.77-$16.50	$15.25
CDRpC	4,922,925	$11.73-$14.58	$13.90

Common Stock market capitalization (in 000s)			$5,281

Portfolio Summary
GLA in sq. ft.	5,309,913	2,573,685
Occupancy Rate	94.8%	86.3%
Leased Rate	95.8%	89.7%
Annualized Base Rent (in 000s)	$51,209	$23,948
Total number of leases signed or renewed	52	16
Total sq. ft. leases signed or renewed	362,873	104,813

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	7

Financial and Operating Results
Today, WHLR reported its financial and operating results for the three and nine months ended September 30, 2024. For the three months ended September 30, 2024 and 2023, WHLR's net loss attributable to WHLR's common stock, $0.01 par value per share ("Common Stock") stockholders was $(91.99) per share and $(11,019.82) per share, respectively. For the nine months ended September 30, 2024 and 2023, WHLR's net loss attributable to WHLR's Common Stock stockholders was $(215.94) per share and $(15,288.02) per share, respectively.

2024 THIRD QUARTER HIGHLIGHTS
(All comparisons are to the same prior year period unless otherwise noted)
LEASING
•The Company's real estate portfolio was 92.0% occupied, a 110 basis point increase from 90.9%.
•The Company's real estate portfolio was 93.8% leased, a 70 basis point increase from 93.1%.
•The Company's real estate portfolio includes 34 properties that are 100% leased.

•WHLR Quarter-To-Date Leasing Activity
•Executed 42 lease renewals totaling 332,528 square feet at a weighted average increase of $0.59 per square foot, representing an increase of 6.5% over in-place rental rates.
•Signed 10 new leases totaling 30,345 square feet with a weighted average rental rate of $15.48 per square foot, representing a new rent spread of 39.0%.
•The WHLR portfolio, excluding Cedar, was 94.8% occupied, a 80 basis point increase from 94.0%.
•The WHLR portfolio, excluding Cedar, was 95.8% leased, a 30 basis point increase from 95.5%.

•CDR Quarter-To-Date Leasing Activity
•Executed 12 lease renewals totaling 96,523 square feet at a weighted average increase of $1.12 per square foot, representing an increase of 10.3% over in-place rental rates.
•Signed 4 new leases totaling 8,290 square feet with a weighted average rental rate of $16.73 per square foot, representing a new rent spread of (13.4)%.
•The Cedar portfolio was 86.3% occupied, a 110 basis point increase from 85.2%.
•The Cedar portfolio was 89.7% leased, a 100 basis point increase from 88.7%
•The Company’s GLA, which is subject to leases that expire over the next three months and includes month-to-month leases, decreased to approximately 1.6%, compared to 1.7%. At September 30, 2024, 38.1% of this expiring GLA is subject to renewal options (a lease expiration schedule can be found on page 23 and provides additional details on the Company's leases).

SAME-PROPERTY NET OPERATING INCOME
•Same-Property NOI increased by 3.1% or $0.5 million. Same-Property NOI was impacted by:
•$0.2 million increase in property revenue; and
•$0.2 million decrease in property expense.

OPERATIONS
•Total revenue of $24.8 million decreased by 1.6% or $0.4 million, primarily a result of:
•$0.4 million decrease in market lease amortization;
•$0.3 million increase in credit adjustments on operating lease receivables primarily due to the Big Lots bankruptcy (defined herein); and
•$0.1 million decrease in other income; partially offset by
•$0.4 million increase is tenant reimbursements.
•Total operating expenses of $18.0 million decreased by 0.8% or $0.1 million, primarily a result of:
•$0.3 million decrease in repairs and maintenance;
•$0.2 million decrease in legal fees; and
•$0.2 million decrease in salaries;
•$0.6 million decrease in depreciation and amortization; partially offset by
•$1.2 million increase in impairment charges on Oregon Avenue.

FINANCIAL
•FFO was $(35.3) million, or $(90.98) per share of the Company's Common Stock and OP units in our operating partnership, Wheeler REIT, L.P., as compared to FFO of $(11.7) million, or $(4,219.41) per share.

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	8

•AFFO was $1.75 per share of the Company's Common Stock and OP Units in our operating partnership, Wheeler REIT, L.P., as compared to $(660.75) per share.

CAPITAL MARKETS
•The Company effected a one-for-three reverse stock split on September 19, 2024.
•The Company issued an aggregate of 28,105 shares of its Common Stock, upon the conversion of Convertible Notes by certain holders thereof, which resulted in an aggregate net loss on conversion of Convertible Notes of $0.4 million.
•Recognized a non-operating loss of $39.3 million in net changes in fair value of derivative liabilities, primarily related to the conversion rate on the Convertible Notes which can only be adjusted downward based on the redemption price(s) of the Series D Preferred Stock relative to market trade prices of the Convertible Notes and Common Stock.
•As of September 30, 2024, the conversion price for the Convertible Notes was approximately $2.37 per share of the Company’s Common Stock (approximately 10.53 shares of Common Stock for each $25.00 of principal amount of the Convertible Notes being converted).
•Cedar’s repurchase of Cedar Series C Preferred Stock resulted in a $0.3 million deemed distribution related to WHLR’s noncontrolling interests in the consolidated subsidiary.

CEDAR CAPITAL MARKETS
•On September 25, 2024, the Company announced and commenced a "modified Dutch auction" tender offer to purchase up to an aggregate amount of $9.0 million of shares of the Cedar Series C Preferred Stock at a price of not less than $13.25 nor greater than $15.50 per Cedar Series C Preferred Stock, to the sellers in cash, less any applicable withholding taxes and without interest (the "Cedar Tender Offer"). Following the expiration of the Cedar Tender Offer on October 24, 2024, Cedar accepted for purchase 688,670 shares of its Cedar Series C Preferred Stock at $14.00 per share for approximately $9.6 million in the aggregate.
•Cedar repurchased and retired 77,075 shares of Cedar Series C Preferred Stock in a series of repurchase transactions for an average price of $13.40 per share.

OTHER
•Big Lots, Inc. ("Big Lots") filed for bankruptcy in September 2024. Big Lots has leases at five properties, representing approximately 1.5% of our portfolio's annualized base rent. We are currently in negotiations with Big Lots regarding the locations they will continue to operate and the terms and conditions of such leases. Amounts due from Big Lots have been reserved at September 30, 2024 amounting to approximately $0.2 million.
•The Company recognized non-operating expenses of $0.3 million, which primarily consisted of capital structure costs, including legal and other expenses incurred in connection with the 2024 Reverse Stock Splits, the registration of our Common Stock to issue in settlement of Series D Preferred Stock redemption and redemptions by holders of the Series D Preferred Stock.

2024 YEAR-TO-DATE HIGHLIGHTS
(All comparisons are to the same prior year period unless otherwise noted)
LEASING
•WHLR Year-To-Date Leasing Activity
•Executed 110 lease renewals totaling 615,595 square feet at a weighted average increase of $0.80 per square foot, representing an increase of 8.1% over in-place rental rates.
•Signed 29 new leases totaling 138,181 square feet with a weighted average rental rate of $13.65 per square foot, representing a new rent spread of 30.4%.
•CDR Year-To-Date Leasing Activity
•Executed 23 lease renewals totaling 167,083 square feet at a weighted average increase of $1.03 per square foot, representing an increase of 7.9% over in-place rental rates.
•Signed 14 new leases totaling 58,771 square feet with a weighted average rental rate of $13.30 per square foot, representing a new rent spread of (8.6)%.

SAME-PROPERTY NET OPERATING INCOME
•Same-Property NOI increased by 5.2% or $2.3 million. Same-Property NOI was impacted by:
•$2.4 million increase in property revenue; partially offset by
•$0.2 million increase in property expense.

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	9

OPERATIONS
•Total revenue of $77.0 million increased by 1.1% or $0.9 million, primarily a result of:
•$1.7 million increase in tenant reimbursements; and
•$0.9 million increase in base rent; partially offset by
•$1.3 million decrease in market lease amortization; and
•$0.4 million decrease in other income.
•Total operating expenses of $54.1 million decreased by 3.6% or $2.0 million, primarily a result of:
•$2.4 million decrease in depreciation and amortization primarily as a result of the purchase price allocation of lease intangibles due to the timing of the Cedar Acquisition, a property held for sale in 2024 and properties that were sold in 2024;
•$0.8 million decrease in legal fees;
•$0.2 million decrease in ground rent expense as a result of the 2023 acquisition of a land parcel located on the Company's property Devine Street;
•$0.1 million decrease in salaries; and
•$0.1 million decrease in real estate tax expense a result of a successful real estate tax appeal at a property; partially offset by
•$1.2 million increase in impairment charges on Oregon Avenue;
•$0.2 million increase in grounds and landscaping; and
•$0.2 million increase in insurance.

FINANCIAL
•FFO of $(43.0) million, or $(171.09) per share of the Company's Common Stock and OP Units in our operating partnership, Wheeler REIT, L.P., as compared to FFO of $(8.2) million, or $(2,969.58) per share.
•AFFO of $13.92 per share of the Company's Common Stock and OP Units in our operating partnership, Wheeler REIT, L.P., as compared to $(606.66) per share.

CAPITAL MARKETS
•The Company effected one-for-24, one-for-five and one-for-three reverse stock splits on May 16, 2024, June 27, 2024 and September 19, 2024, respectively.
•On January 17, 2024, the Company paid down $0.6 million of the Convertible Notes through an open market purchase of 23,280 units at a total purchase price of $1.3 million. As a result of these transactions the Company recognized a $0.7 million loss included in non-operating expenses.
•On June 28, 2024, the Company entered into a term loan agreement (the "Term Loan Agreement, 5 Properties") with Guggenheim Real Estate, LLC, for $25.5 million at a fixed rate of 6.80% with interest-only payments due monthly. Commencing on August 10, 2029, until the maturity date of July 10, 2034, monthly principal and interest payments will be made based on a 30-year amortization schedule calculated based on the principal amount as of that time. The Term Loan Agreement, 5 Properties' proceeds were used to refinance four loans, including paying $0.4 million in defeasance. The Term Loan Agreement, 5 Properties is collateralized by Cypress Shopping Center, Conyers Crossing, Chesapeake Square, Sangaree Plaza and Tri-County Plaza. As a result of the four loans refinanced, the Company was refunded $3.5 million from restricted cash.
•Recognized a non-operating loss of $49.8 million in net changes in fair value of derivative liabilities, primarily related to the conversion rate on the Convertible Notes which can only be adjusted downward based on the redemption price(s) of the Series D Preferred Stock relative to market trade prices of the Convertible Notes and Common Stock.

CEDAR CAPITAL MARKETS
•On February 29, 2024, the Company entered into the Cedar Revolving Credit Agreement. The interest rate under the Cedar Revolving Credit Agreement was the daily SOFR, plus applicable margins of 0.10% plus 2.75%. Interest payments were due monthly, and any outstanding principal was due at maturity on February 28, 2025. The Cedar Revolving Credit Agreement was collateralized by 6 properties, consisting of Carll's Corner, Fieldstone Marketplace, Oakland Commons, Kings Plaza, Oregon Avenue and South Philadelphia, and proceeds were used for capital expenditures and tenant improvements for such properties. Upon the disposition of Kings Plaza the Cedar Revolving Credit Agreement was closed on September 12, 2024.

DISPOSITIONS
•On June 18, 2024, the Company agreed to a settlement with the City of Grove, Oklahoma and the Grove Economic Development Authority of Grove, Oklahoma (collectively, the "City of Grove"), which included the

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	10

transfer of the Harbor Point Land Parcel and a one-time payment of $160 thousand to the City of Grove in exchange for a release of the Company from all increment taxes and other obligations under the Economic Development Agreement the Company had entered into with the City of Grove and the dismissal of the litigation commenced by the City of Grove against the Company.
•On June 26, 2024, the Company sold Oakland Commons, located in Bristol, Connecticut, for $6.0 million, generating a gain of $3.4 million and net proceeds of $5.7 million.
•On September 11, 2024, the Company sold Edenton Commons Land Parcel, located in Edenton, North Carolina, for $1.4 million, generating a gain of $0.6 million and net proceeds of $1.3 million.
•On September 12, 2024, the Company sold Kings Plaza, located in New Bedford, Massachusetts, for $14.2 million, generating a gain of $6.5 million and net proceeds of $13.7 million.

OTHER
•The Company recognized non-operating expenses of $1.5 million, which primarily consisted of capital structure costs, including repurchase of Convertible Notes and legal and other expenses incurred in connection with the 2024 Reverse Stock Splits, the registration of our Common Stock to issue in settlement of Series D Preferred Stock redemptions and redemptions by holders of the Series D Preferred Stock.
•On June 1, 2024, the Company subscribed for an additional investment in the amount of $0.5 million for limited partnership interests in Stilwell Activist Investments, L.P., a Delaware limited partnership ("SAI").

BALANCE SHEET
•Cash and cash equivalents totaled $37.1 million, compared to $18.4 million at December 31, 2023.
•Restricted cash totaled $17.9 million, compared to $21.4 million at December 31, 2023. The funds at September 30, 2024 are held in lender reserves primarily for the purpose of tenant improvements, lease commissions, real estate taxes and insurance expenses.
•Debt totaled $500.3 million, compared to $495.6 million at December 31, 2023, the increase is a result of a:
•$3.9 million increase from 2024 loan refinancing activities;
•$5.2 million draw on Cedar Revolving Credit Agreement;
•$2.5 million increase from the Timpany Plaza loan agreement draw; partially offset by
•$5.2 million payment on Cedar Revolving Credit Agreement;
•$0.6 million repurchase and conversions of Convertible Notes; and
•$1.0 million scheduled loan principal payments on debt.
•The Company's weighted average interest rate on property level debt was 5.44% with a term of 7.8 years, compared to 5.32% with a term of 8.2 years at December 31, 2023. The weighted average interest rate on all debt was 5.53% with a term of 7.8 years, compared to 5.42% with a term of 8.2 years at December 31, 2023. The increase in property debt interest was $1.5 million a result of (1) an increase of $1.0 million due to an increase in the overall average interest rate and (2) an increase of $0.5 million in the average principal debt balance. See page 19 for further details on interest expense.
•Real estate, net of assets held for sale totaled $534.4 million compared to $565.1 million as of December 31, 2023.
•Assets held for sale total $25.2 million and include South Philadelphia, located in Philadelphia, Pennsylvania, as the Company has committed to a plan to sell components of the property.
•The Company invested $18.7 million in tenant improvements and capital expenditures into the properties.

DIVIDENDS
•Total cumulative dividends in arrears for WHLR's Series D Preferred Stock were $35.2 million or $14.28 per share as of September 30, 2024.
•During the nine months ended September 30, 2024, Cedar paid dividends of $8.1 million.
•On October 21, 2024, the Company announced that Cedar's Board of Directors declared dividends of $0.453125 and $0.406250 per share with respect to the Cedar Series B Preferred Stock and Cedar Series C Preferred Stock, respectively. The dividends are payable on November 20, 2024 to shareholders of record of the Cedar Series B Preferred Stock and Cedar Series C Preferred Stock, as applicable, on November 8, 2024.

SERIES D PREFERRED STOCK - REDEMPTIONS
•At September 30, 2024 and December 31 2023, the Company had 2,467,625 and 2,590,458 issued shares, respectively and 6,000,000 authorized shares of Series D Preferred Stock, without par value with a $25.00 liquidation preference per share, or $96.9 million and $97.1 million in aggregate liquidation value, respectively,

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	11

of which $3.3 million and $0.4 million, respectively, are classified as a liability due to redemption requests received before period end.
•During the nine months ended September 30, 2024, the Company processed redemptions for an aggregate of 232,509 shares of Series D Preferred Stock from the holders thereof. Accordingly, the Company issued 475,361 shares of Common Stock in settlement of an aggregate redemption price of approximately $9.0 million.
•The value of the Common Stock issued to holders redeeming their Series D Preferred Stock is the volume weighted average price (the "VWAP") per share of our Common Stock for the ten consecutive trading days immediately preceding, but not including, the Holder Redemption Date as reported on Nasdaq. During the nine months ended September 30, 2024, the Company has realized a gain of $2.7 million in the aggregate due to the closing price of the Common Stock on the last VWAP date differing from the VWAP used to calculate the shares issued in each redemption round.

RELATED PARTY
•The Company performs property management and leasing services for Cedar, a subsidiary of the Company. During the three and nine months ended September 30, 2024, Cedar paid the Company $0.0 million and $0.9 million, respectively, for these services.
•Related party amounts due to WHLR from Cedar for financing and real estate taxes, management fees, leasing commissions and Cost Sharing Agreement allocations were $9.4 million and $8.1 million as of September 30, 2024 and December 31, 2023, respectively, and have been eliminated for consolidation purposes.
•As of September 30, 2024, the fair value of the Company’s SAI investment was $12.0 million, which includes $10.5 million of subscriptions. For the nine months ended September 30, 2024, the gain on investment securities, net was $0.8 million, net of $0.3 million in fees. This investment is presented on the line "investment securities - related party”, on the consolidated balance sheets, for more information see Note 4 in our Quarterly Report on Form 10-Q for the period ended September 30, 2024.

SUBSEQUENT EVENTS
•The Company has processed 159,759 shares of Series D Preferred Stock. Accordingly, the Company has issued 546,702 shares of Common Stock in settlement of an aggregate redemption price of approximately $6.3 million.
•On October 8, 2024, the Company agreed to issue 88,000 shares of its Common Stock to an unaffiliated holder of the Company’s securities in exchange for 22,000 shares of the Company’s Series D Preferred Stock and 22,000 shares of the Company's Series B Preferred Stock (Series B Preferred Stock and Series D Preferred Stock, collectively, the “Preferred Stock”) from the investor (the “Exchange”). The settlement of the Exchange occurred on the same day. The Company did not receive any cash proceeds as a result of the Exchange, and the shares of the Preferred Stock exchanged have been retired and cancelled.

ADDITIONAL INFORMATION
The enclosed information should be read in conjunction with the Company's filings with the Securities and Exchange Commission, including, but not limited to, its quarterly and annual filings on Forms 10-Q and 10-K. These documents are or will be available upon filing via the U.S. Securities and Exchange Commission website (www.sec.gov) or through WHLR’s website at www.whlr.us.

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	12

Consolidated Balance Sheets
$ in 000s, except par value and share data

	September 30, 2024	December 31, 2023
	(unaudited)
ASSETS:
Real estate:
Land and land improvements	$135,796	$149,908
Buildings and improvements	506,068	510,812
	641,864	660,720
Less accumulated depreciation	(107,514)	(95,598)
Real estate, net	534,350	565,122

Cash and cash equivalents	37,070	18,404
Restricted cash	17,949	21,403
Receivables, net	12,487	13,126
Investment securities - related party	11,964	10,685
Assets held for sale	25,167	—
Above market lease intangibles, net	1,415	2,114
Operating lease right-of-use assets	9,290	9,450
Deferred costs and other assets, net	23,511	28,028
Total Assets	$673,203	$668,332

LIABILITIES:
Loans payable, net	$482,893	$477,574
Liabilities associated with assets held for sale	163	—
Below market lease intangibles, net	12,275	17,814
Derivative liabilities	53,427	3,653
Operating lease liabilities	10,180	10,329
Series D Preferred Stock redemptions	3,345	369
Accounts payable, accrued expenses and other liabilities	20,721	17,065
Total Liabilities	583,004	526,804
Commitments and contingencies
Series D Cumulative Convertible Preferred Stock	93,591	96,705
EQUITY:
Series A Preferred Stock (no par value, 4,500 shares authorized, 562 shares issued and outstanding; $0.6 million in aggregate liquidation value)	453	453
Series B Convertible Preferred Stock (no par value, 5,000,000 authorized, 3,379,142 shares issued and outstanding; $84.5 million aggregate liquidation preference)	45,063	44,998
Common Stock ($0.01 par value, 200,000,000 shares authorized, 652,768 and 149,360 shares issued and outstanding, respectively)	6	1
Additional paid-in capital	265,597	258,109
Accumulated deficit	(379,066)	(324,854)
Total Shareholders’ Deficit	(67,947)	(21,293)
Noncontrolling interests	64,555	66,116
Total (Deficit) Equity	(3,392)	44,823
Total Liabilities and Equity	$673,203	$668,332

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	13

Consolidated Statements of Operations
$ in 000s, except share and per share data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
REVENUE:
Rental revenues	$24,336	$24,655	$75,925	$74,738
Other revenues	456	549	1,056	1,372
Total Revenue	24,792	25,204	76,981	76,110
OPERATING EXPENSES:
Property operations	8,444	8,771	26,158	26,068
Depreciation and amortization	6,241	6,875	19,212	21,642
Impairment charges	1,195	—	1,195	—
Corporate general & administrative	2,101	2,475	7,488	8,364
Total Operating Expenses	17,981	18,121	54,053	56,074
Gain on disposal of properties, net	7,083	2,204	9,966	2,204
Operating Income	13,894	9,287	32,894	22,240
Interest income	133	163	256	336
Gain on investment securities, net	591	49	779	80
Interest expense	(7,851)	(7,469)	(24,034)	(24,125)
Net changes in fair value of derivative liabilities	(39,299)	(11,163)	(49,774)	(6,281)
Loss on conversion of Convertible Notes	(368)	—	(368)	—
Gain on preferred stock redemptions	2,526	—	2,739	—
Other expense	(257)	(2,233)	(1,486)	(5,273)
Net Loss Before Income Taxes	(30,631)	(11,366)	(38,994)	(13,023)
Income tax expense	—	(2)	(1)	(48)
Net Loss	(30,631)	(11,368)	(38,995)	(13,071)
Less: Net income attributable to noncontrolling interests	2,689	2,693	8,088	8,061
Net Loss Attributable to Wheeler REIT	(33,320)	(14,061)	(47,083)	(21,132)
Preferred stock dividends - undeclared	(2,071)	(2,415)	(6,135)	(6,940)
Deemed distribution related to preferred stock redemption value	—	(13,542)	(710)	(13,542)
Deemed distribution related to repurchase of noncontrolling interests	(284)	—	(284)	—
Net Loss Attributable to Wheeler REIT Common Shareholders	$(35,675)	$(30,018)	$(54,212)	$(41,614)

Loss per share:
Basic and Diluted	$(91.99)	$(11,019.82)	$(215.94)	$(15,288.02)
Weighted-average number of shares:
Basic and Diluted	387,817	2,724	251,046	2,722

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	14

Reconciliation of Non-GAAP Measures
Same-Property Net Operating Income
$ in 000s

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Operating Income	$13,894	$9,287	$32,894	$22,240
Add (deduct):
Gain on disposal of properties, net	(7,083)	(2,204)	(9,966)	(2,204)
Corporate general & administrative	2,101	2,475	7,488	8,364
Impairment charges	1,195	—	1,195	—
Depreciation and amortization	6,241	6,875	19,212	21,642
Straight-line rents	(159)	(285)	(885)	(1,004)
Above (below) market lease amortization, net	(834)	(1,232)	(2,607)	(3,865)
Other non-property revenue	(5)	—	(18)	(55)
NOI related to properties not defined as same-property	(427)	(448)	(1,341)	(1,398)
Same-Property Net Operating Income	$14,923	$14,468	$45,972	$43,720

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	15

Reconciliation of Non-GAAP Measures (continued)
FFO and AFFO
$ in 000s, except share, unit and per share data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net Loss	$(30,631)	$(11,368)	$(38,995)	$(13,071)
Depreciation and amortization of real estate assets	6,241	6,875	19,212	21,642
Impairment charges	1,195	—	1,195	—
Gain on disposal of properties, net	(7,083)	(2,204)	(9,966)	(2,204)
FFO	(30,278)	(6,697)	(28,554)	6,367
Preferred stock dividends - undeclared	(2,071)	(2,415)	(6,135)	(6,940)
Dividends on noncontrolling interests preferred stock	(2,674)	(2,688)	(8,050)	(8,064)
Deemed distribution related to repurchase of noncontrolling interests	(284)	—	(284)	—
Preferred stock accretion adjustments	21	146	65	438
FFO available to common stockholders and common unitholders	(35,286)	(11,654)	(42,958)	(8,199)
Other non-recurring and non-cash expenses (1)	—	8	368	2,043
Gain on investment securities, net	(591)	(49)	(779)	(80)
Net changes in fair value of derivative liabilities	39,299	11,163	49,774	6,281
Loss on conversion of Convertible Notes	368	—	368	—
Gain on preferred stock redemptions	(2,526)	—	(2,739)	—
Straight-line rental revenue, net straight-line expense	(176)	(293)	(936)	(997)
Deferred financing cost amortization	803	636	2,157	2,357
Paid-in-kind interest	—	—	2,031	2,006
Above (below) market lease amortization, net	(834)	(1,232)	(2,607)	(3,865)
Recurring capital expenditures tenant improvement reserves	(378)	(404)	(1,183)	(1,221)
AFFO	$679	$(1,825)	$3,496	$(1,675)

Weighted Average Common Shares	387,817	2,724	251,046	2,722
Weighted Average OP Units	24	38	32	39
Total Common Shares and OP Units	387,841	2,762	251,078	2,761
FFO per Common Share and OP Units	$(90.98)	$(4,219.41)	$(171.09)	$(2,969.58)
AFFO per Common Share and OP Units	$1.75	$(660.75)	$13.92	$(606.66)

(1)    Other non-recurring expenses are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2024.

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	16

Reconciliation of Non-GAAP Measures (continued)
EBITDA
$ in 000s

		Three Months Ended September 30,		Nine Months Ended September 30,
		2024	2023	2024	2023
Net Loss		$(30,631)	$(11,368)	$(38,995)	$(13,071)
Add back:	Depreciation and amortization (1)	5,407	5,643	16,605	17,777
	Interest expense (2)	7,851	7,469	24,034	24,125
	Income tax expense	—	2	1	48
EBITDA		(17,373)	1,746	1,645	28,879
Adjustments for items affecting comparability:
	Net change in FMV of derivative liabilities	39,299	11,163	49,774	6,281
	Other non-recurring and non-cash expenses (3)	—	—	—	259
	Impairment charges	1,195	—	1,195	—
	Loss on conversion of Convertible Notes	368	—	368	—
	Gain on preferred stock redemptions	(2,526)	—	(2,739)	—
	Gain on investment securities, net	(591)	(49)	(779)	(80)
	Gain on disposal of properties, net	(7,083)	(2,204)	(9,966)	(2,204)
Adjusted EBITDA		$13,289	$10,656	$39,498	$33,135

(1) Includes above (below) market lease amortization.
(2) Includes loan cost amortization.
(3) Other non-recurring expenses are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Report on Form 10-Q for the period ended September 30, 2024.

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	17

Debt Summary
$ in 000s

Property/Description	Monthly Payment	Interest Rate	Maturity	September 30, 2024	December 31, 2023
Cypress Shopping Center	$34,360	4.70%	July 2024	$—	$5,769
Conyers Crossing	Interest only	4.67%	October 2025	—	5,960
Winslow Plaza	$24,295	4.82%	December 2025	4,271	4,331
Tuckernuck	$32,202	5.00%	March 2026	4,658	4,771
Chesapeake Square	$23,857	4.70%	August 2026	—	4,014
Sangaree/Tri-County	$32,329	4.78%	December 2026	—	5,990
Timpany Plaza	Interest only	7.27%	September 2028	11,560	9,060
Village of Martinsville	$89,664	4.28%	July 2029	14,426	14,755
Laburnum Square	$37,842	4.28%	September 2029	7,655	7,665
Rivergate (1)	$100,222	4.25%	September 2031	17,209	17,557
Convertible Notes	Interest only	7.00%	December 2031	30,882	31,530
Term loan, 22 properties	Interest only	4.25%	July 2032	75,000	75,000
JANAF (2)	Interest only	5.31%	July 2032	60,000	60,000
Cedar term loan, 10 properties	Interest only	5.25%	November 2032	110,000	110,000
Patuxent Crossing/Coliseum Marketplace	Interest only	6.35%	January 2033	25,000	25,000
Term loan, 12 properties	Interest only	6.19%	June 2033	61,100	61,100
Term loan, 8 properties	Interest only	6.24%	June 2033	53,070	53,070
Term loan, 5 properties	Interest only	6.80%	July 2034	25,500	—
Total Principal Balance				500,331	495,572
Unamortized deferred financing cost				(17,438)	(17,998)
Total Loans Payable, net				$482,893	$477,574

(1) In October 2026, the interest rate under this loan resets based on the 5-year U.S. Treasury Rate, plus 2.70%, with a floor of 4.25%.
(2) Collateralized by JANAF properties.

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	18

Debt Summary (continued)
Total Debt
$ in 000s

Scheduled principal repayments and maturities by year	Amount	% Total Principal Payments and Maturities
For the remaining three months ending December 31, 2024	$355	0.1%
December 31, 2025	5,953	1.2%
December 31, 2026	6,450	1.3%
December 31, 2027	2,824	0.6%
December 31, 2028	16,091	3.2%
December 31, 2029	24,434	4.9%
Thereafter	444,224	88.7%
Total principal repayments and debt maturities	$500,331	100.0%

Interest Expense
$ in 000s

	Three Months Ended September 30,		Nine Months Ended September 30,		Three Months Ended Changes		Nine Months Ended Changes
	2024	2023	2024	2023	Dollar	Percent	Dollar	Percent
Property debt interest - excluding Cedar debt	$4,415	$4,353	$12,715	$11,850	$62	1.4%	$865	7.3%
Convertible Notes interest (1)	541	563	2,572	2,569	(22)	(3.9)%	3	0.1%
Defeasance paid	—	—	368	1,758	—	—%	(1,390)	(79.1)%
Amortization of deferred financing costs	803	636	2,157	2,357	167	26.3%	(200)	(8.5)%
Property debt interest - Cedar	2,092	1,917	6,222	5,591	175	9.1%	631	11.3%
Total Interest Expense	$7,851	$7,469	$24,034	$24,125	$382	5.1%	$(91)	(0.4)%
(1) Includes the fair value adjustment for the paid-in-kind interest.

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	19

Property Summary

Property	Location	Number of Tenants	Total Leasable Square Feet	Percentage Leased	Percentage Occupied	Total SF Occupied	Annualized Base Rent (in 000's)	Annualized Base Rent per Occupied Sq. Foot
WHLR
Alex City Marketplace	Alexander City, AL	20	151,843	100.0%	100.0%	151,843	$1,318	$8.68
Amscot Building	Tampa, FL	1	2,500	100.0%	100.0%	2,500	83	33.00
Beaver Ruin Village	Lilburn, GA	29	74,038	94.1%	94.1%	69,648	1,321	18.97
Beaver Ruin Village II	Lilburn, GA	4	34,925	100.0%	100.0%	34,925	494	14.13
Brook Run Shopping Center	Richmond, VA	17	147,738	91.5%	91.5%	135,110	1,180	8.73
Bryan Station	Lexington, KY	9	54,277	94.5%	94.5%	51,275	609	11.88
Cardinal Plaza	Henderson, NC	9	50,000	100.0%	100.0%	50,000	511	10.23
Chesapeake Square	Onley, VA	13	108,982	90.9%	90.9%	99,006	766	7.73
Clover Plaza	Clover, SC	10	45,575	100.0%	100.0%	45,575	386	8.47
Conyers Crossing	Conyers, GA	14	170,475	100.0%	100.0%	170,475	1,016	5.96
Crockett Square	Morristown, TN	4	107,122	100.0%	100.0%	107,122	978	9.13
Cypress Shopping Center	Boiling Springs, SC	18	80,435	100.0%	98.3%	79,035	776	9.82
Darien Shopping Center	Darien, GA	1	26,001	100.0%	100.0%	26,001	140	5.38
Devine Street	Columbia, SC	1	38,464	89.1%	89.1%	34,264	180	5.25
Folly Road	Charleston, SC	5	47,794	100.0%	100.0%	47,794	737	15.43
Forrest Gallery	Tullahoma, TN	27	214,451	89.2%	89.2%	191,242	1,461	7.64
Fort Howard Shopping Center	Rincon, GA	20	113,652	100.0%	100.0%	113,652	1,298	11.42
Freeway Junction	Stockbridge, GA	18	156,834	98.2%	98.2%	154,034	1,374	8.92
Franklin Village	Kittanning, PA	24	151,821	93.9%	93.9%	142,493	1,383	9.70
Franklinton Square	Franklinton, NC	13	65,366	93.0%	93.0%	60,800	577	9.49
Georgetown	Georgetown, SC	2	29,572	100.0%	100.0%	29,572	267	9.04
Grove Park Shopping Center	Orangeburg, SC	13	93,265	94.2%	94.2%	87,851	708	8.06
Harrodsburg Marketplace	Harrodsburg, KY	8	60,048	91.0%	91.0%	54,648	466	8.53
JANAF	Norfolk, VA	111	798,086	91.6%	89.5%	714,543	9,314	13.03
Laburnum Square	Richmond, VA	20	109,405	98.2%	98.2%	107,405	1,030	9.59
Ladson Crossing	Ladson, SC	15	52,607	97.7%	97.7%	51,407	553	10.76
LaGrange Marketplace	LaGrange, GA	13	76,594	92.2%	92.2%	70,600	463	6.55
Lake Greenwood Crossing	Greenwood, SC	8	43,618	100.0%	100.0%	43,618	414	9.49
Lake Murray	Lexington, SC	5	39,218	100.0%	100.0%	39,218	363	9.27
Litchfield Market Village	Pawleys Island, SC	26	86,717	100.0%	100.0%	86,717	1,116	12.87
Lumber River Village	Lumberton, NC	11	66,781	100.0%	100.0%	66,781	513	7.68
Moncks Corner	Moncks Corner, SC	1	26,800	100.0%	100.0%	26,800	330	12.31
Nashville Commons	Nashville, NC	12	56,100	100.0%	100.0%	56,100	673	12.00
New Market Crossing	Mt. Airy, NC	13	117,076	100.0%	100.0%	117,076	1,052	8.99
Parkway Plaza	Brunswick, GA	5	52,365	84.8%	84.8%	44,385	482	10.85
Pierpont Centre	Morgantown, WV	15	111,162	98.5%	98.5%	109,437	1,071	9.79
Port Crossing	Harrisonburg, VA	8	65,365	100.0%	100.0%	65,365	866	13.25
Ridgeland	Ridgeland, SC	1	20,029	100.0%	100.0%	20,029	140	7.00
Riverbridge Shopping Center	Carrollton, GA	11	91,188	96.9%	96.9%	88,375	756	8.56
Rivergate Shopping Center	Macon, GA	23	193,960	86.5%	67.8%	131,463	2,000	15.22
Sangaree Plaza	Summerville, SC	10	66,948	100.0%	100.0%	66,948	739	11.05
Shoppes at Myrtle Park	Bluffton, SC	14	56,609	99.3%	99.3%	56,189	694	12.35
South Lake	Lexington, SC	11	44,318	100.0%	100.0%	44,318	274	6.19
South Park	Mullins, SC	4	60,734	96.9%	96.9%	58,834	401	6.82
South Square	Lancaster, SC	6	44,350	81.0%	81.0%	35,900	307	8.55
St. George Plaza	St. George, SC	9	59,174	100.0%	100.0%	59,174	470	7.95
Sunshine Plaza	Lehigh Acres, FL	22	111,189	98.7%	98.7%	109,689	1,125	10.26
Surrey Plaza	Hawkinsville, GA	3	42,680	82.0%	82.0%	35,000	222	6.35

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	20

Property Summary (continued)

Property	Location	Number of Tenants	Total Leasable Square Feet	Percentage Leased	Percentage Occupied	Total SF Occupied	Annualized Base Rent (in 000's)	Annualized Base Rent per Occupied Sq. Foot
Tampa Festival	Tampa, FL	22	141,580	100.0%	100.0%	141,580	$1,522	$10.75
Tri-County Plaza	Royston, GA	8	67,577	96.0%	96.0%	64,877	464	7.15
Tuckernuck	Richmond, VA	18	93,391	100.0%	100.0%	93,391	1,123	12.02
Twin City Commons	Batesburg-Leesville, SC	5	47,680	100.0%	100.0%	47,680	491	10.30
Village of Martinsville	Martinsville, VA	22	288,254	100.0%	100.0%	288,254	2,449	8.50
Waterway Plaza	Little River, SC	10	49,750	100.0%	100.0%	49,750	542	10.89
Westland Square	West Columbia, SC	12	62,735	100.0%	100.0%	62,735	533	8.49
Winslow Plaza	Sicklerville, NJ	18	40,695	100.0%	100.0%	40,695	688	16.91
	WHLR TOTAL	772	5,309,913	95.8%	94.8%	5,033,198	$51,209	$10.17
CDR
Brickyard Plaza	Berlin, CT	11	227,598	100.0%	100.0%	227,598	$2,101	$9.23
Carll's Corner	Bridgeton, NJ	6	116,532	36.9%	20.7%	24,154	291	12.06
Coliseum Marketplace	Hampton, VA	9	106,648	94.9%	94.9%	101,198	832	8.22
Fairview Commons	New Cumberland, PA	10	50,485	83.6%	83.6%	42,221	454	10.75
Fieldstone Marketplace	New Bedford, MA	12	193,836	77.3%	53.5%	103,664	1,050	10.13
Gold Star Plaza	Shenandoah, PA	6	71,720	97.8%	97.8%	70,120	643	9.17
Golden Triangle	Lancaster, PA	19	202,790	98.4%	98.4%	199,605	2,824	14.15
Hamburg Square	Hamburg, PA	7	102,058	100.0%	100.0%	102,058	695	6.81
Oregon Avenue (1)	Philadelphia, PA	—	—	—%	—%	—	—	—
Patuxent Crossing	California, MD	26	264,068	82.0%	82.0%	216,467	2,551	11.79
Pine Grove Plaza	Brown Mills, NJ	16	79,306	86.4%	86.4%	68,506	839	12.25
South Philadelphia	Philadelphia, PA	13	221,157	85.8%	75.8%	167,710	1,704	10.16
Southington Center	Southington, CT	10	155,842	98.5%	98.5%	153,507	1,239	8.07
Timpany Plaza	Gardner, MA	18	182,820	82.9%	82.9%	151,460	1,596	10.54
Trexler Mall	Trexlertown, PA	24	342,541	99.7%	99.7%	341,544	3,894	11.40
Washington Center Shoppes	Sewell, NJ	30	157,300	97.5%	97.5%	153,320	1,957	12.76
Webster Commons	Webster, MA	9	98,984	100.0%	100.0%	98,984	1,278	12.91
	CDR TOTAL	226	2,573,685	89.7%	86.3%	2,222,116	$23,948	$10.78

	COMBINED TOTAL	998	7,883,598	93.8%	92.0%	7,255,314	$75,157	$10.36

(1) Includes property where a redevelopment opportunity exists.

Undeveloped Land	Company	Location	Parcel Size (in acres)
Brook Run Properties	WHLR	Richmond, VA	2.00
Courtland Commons	WHLR	Courtland, VA	1.04
St. George Land	WHLR	St. George, SC	2.51
South Philadelphia (Parcels G&H)	CDR	Philadelphia, PA	2.85
Webster Commons	CDR	Webster, MA	0.55

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	21

Property Summary (continued)

MASSACHUSETTS
CONNECTICUT
PENNSYLVANIA
NEW JERSEY
MARY LAND
WEST VIRGINIA
VIRGINIA
KENTUCKY
TENNESSEE
NORTH CAROLINA
SOUTH CAROLINA
GEORGIA
ALABAMA
FLORIDA

Percentage of Portfolio ABR
Local
28%
National /
Regional
72%

Percentage of Portfolio Leased Square Feet
Local 20%
National / Regional 80%

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	22

Top Ten Tenants by Annualized Base Rent

Tenants	Category	Annualized Base Rent ($ in 000s)	% of Total Annualized Base Rent	Total Occupied Square Feet	Percent Total Leasable Square Foot	Annualized Base Rent Per Occupied Square Foot
Food Lion	Grocery	$4,280	5.69%	520,000	6.60%	$8.23
Dollar Tree (1)	Discount Retailer	2,103	2.80%	255,000	3.23%	8.25
Kroger Co (2)	Grocery	2,097	2.79%	239,000	3.03%	8.77
Planet Fitness	Gym	1,790	2.38%	186,000	2.36%	9.62
TJX Companies (3)	Discount Retailer	1,721	2.29%	195,000	2.47%	8.83
Piggly Wiggly	Grocery	1,363	1.81%	170,000	2.16%	8.02
Lowes Foods (5)	Grocery	1,223	1.63%	130,000	1.65%	9.41
Big Lots	Discount Retailer	1,107	1.47%	171,000	2.17%	6.47
Aldi (4)	Grocery	1,072	1.43%	106,000	1.34%	10.11
Kohl's	Discount Retailer	1,049	1.40%	147,000	1.86%	7.14
		$17,805	23.69%	2,119,000	26.87%	$8.40

(1) Dollar Tree 18 / Family Dollar 7
(2) Kroger 4 / Harris Teeter 1 / 3 fuel stations
(3) Marshall's 4 / HomeGoods 2 / TJ Maxx 1
(4) Aldi 3 / Winn Dixie 1
(5) Lowes Foods 1 / KJ's Market 2

Lease Expiration Schedule

Lease Expiration Period	Number of Expiring Leases	Total Expiring Square Footage	% of Total Expiring Square Footage	% of Total Occupied Square Footage Expiring	Expiring Annualized Base Rent (in 000s)	% of Total Annualized Base Rent	Expiring Base Rent Per Occupied Square Foot
Available	—	628,284	7.97%	—%	$—	—%	$—
MTM	9	47,805	0.61%	0.66%	357	0.47%	7.47
2024	23	80,825	1.03%	1.11%	1,005	1.34%	12.43
2025	132	572,861	7.27%	7.90%	6,080	8.09%	10.61
2026	162	877,764	11.13%	12.1%	9,696	12.90%	11.05
2027	167	697,626	8.85%	9.62%	9,089	12.09%	13.03
2028	142	1,292,959	16.40%	17.82%	12,219	16.26%	9.45
2029	143	908,989	11.53%	12.53%	9,901	13.17%	10.89
2030	68	963,186	12.22%	13.28%	8,190	10.90%	8.50
2031	38	470,139	5.96%	6.48%	4,703	6.26%	10.00
2032	32	391,972	4.97%	5.4%	3,380	4.50%	8.62
2033 & thereafter	82	951,188	12.06%	13.10%	10,537	14.02%	11.08
Total	998	7,883,598	100.00%	100.00%	$75,157	100.00%	$10.36

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	23

Lease Expiration Schedule (continued)
Anchor Lease Expiration Schedule

	No Option					Option
Lease Expiration Period	Number of Expiring Leases	Expiring Occupied Square Footage	Expiring Annualized Based Rent (in 000s)	% of Total Annualized Base Rent	Expiring Base Rent per Square Foot	Number of Expiring Leases	Expiring Occupied Square Footage	Expiring Annualized Based Rent (in 000s)	% of Total Annualized Base Rent	Expiring Base Rent per Square Foot
Available	—	164,144	$—	—%	$—	—	—	$—	—%	$—
MTM	1	34,264	180	6.37%	5.25	—	—	—	—%	—
2024	—	—	—	—%	—	1	37,500	296	1.01%	7.89
2025	2	61,270	440	15.56%	7.18	5	173,884	1,213	4.15%	6.98
2026	1	20,152	97	3.43%	4.81	13	427,864	3,612	12.34%	8.44
2027	2	49,769	459	16.24%	9.22	5	149,546	1,505	5.14%	10.06
2028	1	23,876	116	4.10%	4.86	21	850,230	5,875	20.08%	6.91
2029	2	48,789	517	18.29%	10.60	12	407,976	3,105	10.61%	7.61
2030	—	—	—	—%	—	14	728,533	4,485	15.33%	6.16
2031	1	20,858	60	2.12%	2.88	6	280,528	2,478	8.47%	8.83
2032	—	—	—	—%	—	9	289,783	1,794	6.13%	6.19
2033+	2	74,416	958	33.89%	12.87	18	673,320	4,899	16.74%	7.28
Total	12	497,538	$2,827	100.00%	$8.48	104	4,019,164	$29,262	100.00%	$7.28

Non-anchor Lease Expiration Schedule

	No Option					Option
Lease Expiration Period	Number of Expiring Leases	Expiring Occupied Square Footage	Expiring Annualized Based Rent (in 000s)	% of Total Annualized Base Rent	Expiring Base Rent per Square Foot	Number of Expiring Leases	Expiring Occupied Square Footage	Expiring Annualized Based Rent (in 000s)	% of Total Annualized Base Rent	Expiring Base Rent per Square Foot
Available	—	464,140	$—	—%	$—	—	—	$—	—%	$—
MTM	8	13,541	177	0.95%	13.07	—	—	—	—%	—
2024	16	31,800	454	2.43%	14.28	6	11,525	255	1.04%	22.13
2025	88	219,564	2,666	14.29%	12.14	37	118,143	1,761	7.22%	14.91
2026	97	224,137	3,090	16.56%	13.79	51	205,611	2,897	11.87%	14.09
2027	108	254,506	4,122	22.09%	16.20	52	243,805	3,003	12.30%	12.32
2028	66	160,637	2,638	14.14%	16.42	54	258,216	3,590	14.71%	13.90
2029	63	166,603	2,350	12.59%	14.11	66	285,621	3,929	16.10%	13.76
2030	20	56,079	949	5.09%	16.92	34	178,574	2,756	11.29%	15.43
2031	10	25,753	403	2.16%	15.65	21	143,000	1,762	7.22%	12.32
2032	12	35,975	501	2.68%	13.93	11	66,214	1,085	4.45%	16.39
2033+	27	64,588	1,312	7.02%	20.31	35	138,864	3,368	13.80%	24.25
Total	515	1,717,323	$18,662	100.00%	$14.89	367	1,649,573	$24,406	100.00%	$14.80

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	24

Leasing Summary

WHLR Leasing Renewals and New Leases

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Renewals(1):
Leases renewed with rate increase (sq feet)	234,941	78,042	448,205	477,509
Leases renewed with rate decrease (sq feet)	37,985	—	41,985	—
Leases renewed with no rate change (sq feet)	59,602	133,119	125,405	202,734
Total leases renewed (sq feet)	332,528	211,161	615,595	680,243

Leases renewed with rate increase (count)	38	23	101	74
Leases renewed with rate decrease (count)	1	—	2	—
Leases renewed with no rate change (count)	3	7	7	13
Total leases renewed (count)	42	30	110	87

Option exercised (count)	10	5	21	18

Weighted average on rate increases (per sq foot)	$0.95	$1.19	$1.16	$0.81
Weighted average on rate decreases (per sq foot)	$(0.70)	$—	$(0.65)	$—
Weighted average rate (per sq foot)	$0.59	$0.44	$0.80	$0.57

Renewal Rent Spread	6.52%	5.74%	8.12%	6.72%

New Leases(1) (2):
New leases (sq feet)	30,345	78,881	138,181	152,148
New leases (count)	10	8	29	29
Weighted average rate (per sq foot)	$15.48	$9.48	$13.65	$11.95

New Rent Spread	39.02%	34.78%	30.39%	43.22%

(1)    Lease data presented is based on average rate per square foot over the renewed or new lease term.
(2)    The Company does not include ground leases entered into for the purposes of new lease square feet and weighted average rate (per square foot) on new leases.

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	25

Leasing Summary (continued)

CDR Leasing Renewals and New Leases

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Renewals(1):
Leases renewed with rate increase (sq feet)	80,865	50,999	150,050	120,750
Leases renewed with rate decrease (sq feet)	—	—	1,375	—
Leases renewed with no rate change (sq feet)	15,658	—	15,658	7,643
Total leases renewed (sq feet)	96,523	50,999	167,083	128,393

Leases renewed with rate increase (count)	10	9	20	17
Leases renewed with rate decrease (count)	—	—	1	—
Leases renewed with no rate change (count)	2	—	2	3
Total leases renewed (count)	12	9	23	20

Option exercised (count)	2	1	6	4

Weighted average on rate increases (per sq foot)	$1.34	$1.51	$1.22	$0.99
Weighted average on rate decreases (per sq foot)	$—	$—	$(7.32)	$—
Weighted average rate (per sq foot)	$1.12	$1.51	$1.03	$0.93

Renewal Rent Spread	10.26%	10.35%	7.93%	7.33%

New Leases(1) (2):
New leases (sq feet)	8,290	56,656	58,771	86,721
New leases (count)	4	8	14	13
Weighted average rate (per sq foot)	$16.73	$12.42	$13.30	$13.13

New Rent Spread	(13.38)%	54.42%	(8.57)%	41.08%
(1)    Lease data presented is based on average rate per square foot over the renewed or new lease term.
(2)    The Company does not include ground leases entered into for the purposes of new lease square feet and weighted average rate (per square foot) on new leases.

WHLR | Financial & Operating Data | as of 9/30/2024 unless otherwise stated	26